September 2, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Alyssa Wall
Jennifer López Molina
James Giugliano
Adam Phippen

Re:	PishPosh, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted July 29, 2022
CIK No. 0001611282

Dear Ms. Wall:

On behalf of our client, PishPosh, Inc. (“PishPosh” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 10, 2022 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 confidentially submitted on July 29, 2022 (the “Registration Statement”). We are concurrently confidentially submitting via EDGAR this letter and a revised draft of the Registration Statement (“Confidential Draft No. 3”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Confidential Draft No. 3.

Amendment No. 1 to Draft Registration Statement on Form S-1 Prospectus Summary, page 3

1.	We note your amended disclosure in response to comment 1. Please state the basis for your belief that PishPosh has established itself as a leading e-commerce platform with an extraordinarily engaged customer base of middle- and upper-class mothers. If the basis for your belief is your experience in the industry, please include language to make that clear.

Securities and Exchange Commission

September 2, 2022

The Company respectfully advises the Staff that it has revised the disclosure on pages 3, 33 and Alt-1 of Confidential Draft No. 3 to clarify that the statements regarding the Company’s competitive position as a leading e-commence platform represents the Company’s current beliefs based on its experience in the industry.

Capitalization, page 23

2.	With regard to our prior comment 5, we note your capitalization table continues to include “accounts payable”, “accounts payable, related party” and “accrued expenses and other current liabilities.” Since these current liabilities are not part of your capital structure, please remove these line items from your table.

The Company respectfully advises the Staff that it has removed the above-referenced items from the Capitalization Table on page 23 of Confidential Draft No. 3.

Dilution, page 24

3.	We note your response to our comment 6. We also note you disclose your net tangible book value as of December 31, 2021 was a deficit of $5.4 million. We are unable to recalculate this amount from the formula provided in your response. Please revise your amount for net tangible book value (deficit) accordingly.

The Company respectfully advises the Staff that it has revised the net tangible book value (deficit) as of June 30, 2022 on page 24 of Confidential Draft No. 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.	We note your amended disclosure in response to comment 10 and reissue the comment. Please discuss whether supply chain disruptions materially affect your outlook or business goals. In this regard, we note you disclose that "[t]o date, we have not experienced any material reduction in the available supply of products." This statement indicates the impact of supply chain constraints on your product supply, but does not clarify whether your outlook or business goals generally have been materially affected.

The Company respectfully advises the Staff that it has revised the disclosure on page 27 of Confidential Draft No. 3 to clarify that the Company’s outlook and business goals have not been materially affected by the supply chain disruptions.

5.	We note your amended disclosure in response to comment 7 and reissue in part. To provide additional context for investors, discuss your ability to repay your outstanding short-term promissory notes given the September 30, 2022 maturity date and your current cash flow position. In this regard, please discuss the source of funding for repayment of the outstanding balance.

Securities and Exchange Commission

September 2, 2022

The Company respectfully advises the Staff that it has extended the maturity date of the outstanding short-term promissory to December 31, 2022.

Statements of Comprehensive Loss, page F-4

6.	We note your response to our comment 13. It does not appear you have included pro forma income tax and net loss amounts following your GAAP net loss on the face of your Statement of Comprehensive loss. We therefore reissue our comment. Please expand your statement of comprehensive loss to include pro forma tax and net loss amounts for fiscal year 2021 and subsequent interim periods to be presented in future amendments. The pro forma presentation should be based on statutory rates in effect for the respective periods. You are also encouraged to include such pro forma presentation for fiscal year 2020.

The Company respectfully advises the Staff that it has included line items for the provision for income taxes showing $0 for the year ended December 31, 2021 and 2020 and for the six-months ended June 30, 2022 and 2021 on pages F-4 and F-18 of Confidential Draft No. 3. These line items represent the pro forma income tax as the Company was in loss positions for the referenced periods, and we have calculated $0 in pro forma income taxes accordingly.

Note 8. Loan Payable Promissory Notes, page F-12

7.	We note you disclose promissory notes outstanding in the amount of $1,025,000 as of December 31, 2021. Please disclose the interest rate(s) on these notes.

The Company respectfully advises the Staff that it has revised the disclosure on pages 48 and 52 of Confidential Draft No. 3 to clarify that such promissory notes do not bear interest. The promissory notes were issued with an aggregate original issue discount of $25,000. Hence, while the Company received proceeds of $1,000,000, the total amount outstanding under the promissory notes is $1,025,000.

If you have questions with respect to the Confidential Draft No. 3 or the responses set forth above, please direct the questions to me at (212) 655-3518 or ll@msf-law.com or, alternatively, Denis A. Dufresne at (212) 855-2548 or dad@msf-law.com.

Sincerely,

Louis Lombardo

cc:	Jesse Sutton, Chief Executive Officer and Director
Charlie Birnbaum, Chief Operating Officer and Director
Denis A. Dufresne, Meister Seelig & Fein LLP
Ross David Carmel, Carmel, Milazzo & Feil LLP

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